Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2009	2008	2007	2006	2005

FIXED CHARGES:
Interest Expense	$43,649	$46,707	$48,333	$47,593	$42,021
Amortization of Debt Premium, Discount and Expense	413	450	562	578	821
Interest Component of Rentals	1,539	1,609	1,600	1,429	1,506

Total Fixed Charges	$45,601	$48,766	$50,495	$49,600	$44,348

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$121,693	$117,843	$109,220	$96,014	$107,392
Add:
Income Taxes	77,274	69,491	70,137	61,313	62,761
Total Fixed Charges	45,601	48,766	50,495	49,600	44,348

Total Earnings	$244,568	$236,100	$229,852	$206,927	$214,501

Ratio of Earnings to Fixed Charges	5.4	4.8	4.6	4.2	4.8